UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 4)

FINJAN HOLDINGS INC.
(Name of Issuer)
Common Stock	31788 H105
(Title of Class of Securities)	(CUSIP Number)
Neil Cohen 2 Beitar St. Jerusalem, Israel phone number (+972 2 654 3211)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 12, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages) (Page 1 of 6 Pages)

CUSIP No.	31788 H105	13D/A	Page 2 of 6

1	NAMES OF REPORTING PERSONS: Israel Seed IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 987,682
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 987,682
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 987,682
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.56%
14	TYPE OF REPORTING PERSON: PN

CUSIP No.	31788 H105	13D/A	Page 3 of 6

1	NAMES OF REPORTING PERSONS: Israel Venture Partners 2000 Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 987,682
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 987,682
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 987,682
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.56%
14	TYPE OF REPORTING PERSON: PN

CUSIP No.	31788 H105	13D/A	Page 4 of 6

1	NAMES OF REPORTING PERSONS: Neil Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 987,682
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 987,682
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 987,682
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.56%
14	TYPE OF REPORTING PERSON: IN

This Amendment No. 4 to Schedule 13D is filed to report certain dispositions of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Finjan Holdings, Inc., a Delaware corporation (the “Issuer”), by the Reporting Persons. This Amendment No. 4 supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission on June 13, 2013, as amended on January 24, 2018, March 7, 2018 and March 8, 2018 (as amended, the “Schedule 13D”). Only those items that are hereby reported are amended; all other items remain unchanged. This Amendment No. 4 is being filed by Israel Seed IV, L.P., a Cayman Islands limited partnership (“Israel Seed”), Israel Venture Partners 2000 Limited, a Cayman Islands company (“Israel Ventures”), and Neil Cohen (“Cohen”). This Amendment No. 4 reports transactions effected by the Reporting Persons from the date of the Schedule 13D to the date that this Amendment No. 4 is filed with the Securities and Exchange Commission.

ITEM 3.          Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended by adding the following to the end thereof:

Israel Seed sold shares of the Issuer’s Common Stock on the open market as set forth below:

Date of Transaction	Number of shares of Common Stock	Price per share
March 8, 2018	631,400	$3.1353 (1)

(1)	Average price. These shares were sold in multiple transactions.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 12, 2018

ISRAEL SEED IV, L.P.

By:  /s/ Neil Cohen
Name:  Neil Cohen
Title:    Managing Member

Dated:  March 12, 2018

ISRAEL VENTURE PARTNERS 2000 LIMITED

By:  /s/ Neil Cohen
Name:  Neil Cohen
Title:    Managing Member

Dated:  March 12, 2018

By:  /s/ Neil Cohen
Name:  Neil Cohen

Page 6 of 6 Pages